June 5, 2015

VIA EDGAR AND HAND DELIVERY

CONFIDENTIAL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Jeffrey Riedler and Christine Torney

FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

Re:	Seres Therapeutics, Inc. | Anticipated Price Range and Stock-Based
Compensation | Registration Statement on Form S-1 (File No. 333-204484)

Ladies and Gentlemen:

On behalf of Seres Therapeutics, Inc. (the “Company”), we submit this letter (this “Letter”) to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company originally submitted the above-referenced Registration Statement (the “Registration Statement”) to the Commission on May 27, 2015. The purpose of this Letter is to respond to an outstanding comment relating to stock-based compensation that was provided to the Company in a letter from the Staff dated January 8, 2015. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the Letter.

For the convenience of the Staff, we are providing to the Staff copies of this letter by hand delivery. In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

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11. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

ESTIMATED IPO PRICE RANGE

The Company supplementally advises the Staff that, although not reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting the input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any split that the Company may effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

ANALYSIS OF STOCK OPTION GRANTS IN PRECEDING 12 MONTHS

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the 12 months preceding the date of this Letter, as well as the associated per share exercise price, the estimated fair value per share and the reassessed fair value price per share of the Company’s common stock to determine stock-based compensation expense for financial reporting purposes.

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Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value of Common Stock per Share on Date of Option Grant		Per Share Estimated Fair Value of Options
August 7, 2014	1,775,751	$0.71	$4.32	(1)	$3.92
August 21, 2014	59,500	$0.71	$4.32	(2)	$3.92
October 7, 2014	206,500	$3.14	$6.70	(2)	$5.42
December 9, 2014	320,192	$7.79	$7.79		$5.38
March 25, 2015	606,624	$15.77	$15.77		$10.50
March 30, 2015	5,000	$15.77	$15.77		$10.50
April 2, 2015	25,000	$15.77	$15.77		$10.50

The Company expects that any additional option grants made prior to the offering shall have an exercise price equal to the initial public offering price per share for shares of common stock sold in the offering pursuant to the Registration Statement.

The Company’s discussion of stock-based compensation for financial reporting purposes is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation”, which is included on pages 69 to 73 of the Registration Statement. As disclosed, the Company’s board of directors has estimated the fair value of the Company’s common stock at various dates, with input from management, considering the Company’s most recently available third-party valuations of common stock and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant, including:

•	the prices at which the Company sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to the Company’s common stock at the time of each grant;

•	the progress of the Company’s research and development programs, including the status of pre-clinical studies and clinical trials for the Company’s product candidates;

•	the Company’s stage of development and commercialization and business strategy;

•	external market conditions affecting the biotechnology industry;

[1]	At the time of the option grants on August 7, 2014 and August 21, 2014, the Company’s board of directors determined that the fair value of the Company’s common stock of $0.71 per share calculated in the contemporaneous valuation as of May 23, 2014 reasonably reflected the per share fair value of common stock as of the grant date. However, the fair value of common stock at the date of these grants was subsequently adjusted to $4.32 per share in connection with a retrospective fair value adjustment for accounting purposes.

[2]	At the time of the option grants on October 7, 2014, the Company’s board of directors determined that the fair value of the Company’s common stock of $3.14 per share calculated in the contemporaneous valuation as of October 1, 2014 reasonably reflected the per share fair value of common stock as of the grant date. However, the fair value of common stock at the date of these grants was subsequently adjusted to $6.70 per share in connection with a retrospective fair value adjustment for accounting purposes.

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•	trends within the biotechnology industry;

•	the Company’s financial position, including cash on hand, and the Company’s historical and forecasted performance and operating results;

•	the lack of an active public market for the Company’s common stock and the Company’s preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO or sale of the Company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

Common Stock Valuation Methodologies

The Company’s determination of the fair value of common stock was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company’s common stock valuations were performed using option-pricing method (“OPM”) or a hybrid of the probability-weighted expected return method (“PWERM”) and the OPM, which the Company refers to as the hybrid method. Each of the methods is described as follows:

•	OPM. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preferences at the time of a liquidity event, such as a strategic sale or merger. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid.

The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the fair values of securities as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

•	PWERM. Under the PWERM methodology, the fair value of common stock is estimated based upon an analysis of future values for the Company, assuming various

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outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

•	Hybrid method. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM. In the hybrid method used by the Company, two types of future-event scenarios were considered: an IPO and a remaining private scenario. The enterprise value for the IPO scenario was determined using a market approach. The enterprise value for the remaining private scenario was determined using the OPM backsolve approach. The relative probability of each type of future-event scenario was determined by the Company’s board of directors based on an analysis of market conditions at the time, including then-current IPO valuations of similarly situated companies, and expectations as to the timing and likely prospects of the future-event scenarios.

Grant Date Fair Value Determinations

August 7, 2014 and August 21, 2014 Option Grants. The Company’s board of directors determined that the fair value of its common stock was $0.71 per share as of August 7, 2014 and August 21, 2014 based on input from management, the objective and subjective criteria discussed above and the results of its most recent third-party valuation performed as of May 23, 2014, which was received by the Company in early-August 2014. In reaching this determination, the board of directors determined that no material changes had occurred in the business since the date of the May 23, 2014 valuation.

The May 23, 2014 valuation analysis used a market approach to determine the equity value of the Company and used the OPM to allocate the equity value between the Company’s common stock and preferred stock. The enterprise value of the Company was determined using the OPM backsolve approach based on the pricing of its Series B preferred stock financing in May 2014 at $2.20 per share for gross proceeds of $10.6 million. In that valuation, the Company (1) estimated the time to liquidity as 1.99 years, based on the then-current plans and estimates of its board of directors and management regarding a liquidity event; (2) assumed volatility of 85.8%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 0.47%, based on the two-year U.S. Treasury yield curve. The Company then applied a discount for lack of marketability of 38.2% to the common stock. The May 23, 2014 valuation analysis resulted in a valuation of the Company’s common stock of $0.71 per share. Based on that result as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.71 per share as of August 7, 2014, when it granted stock options for the purchase of 1,775,751 shares of common stock and as of August 21, 2014, when it granted stock options for the purchase of 59,500 shares of common stock.

October 7, 2014 Option Grants. The Company’s board of directors determined that the fair value of its common stock was $3.14 per share as of October 7, 2014 based on input from

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management, the objective and subjective criteria discussed above and the results of its contemporaneous, third-party valuation performed as of October 1, 2014, which was received by the Company in early-October 2014. Among the qualitative factors considered by the board of directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business:

•	In June 2014, the Company hired its new Chief Executive Officer who has extensive biotech and pharma leadership experience and an unparalleled track record in drug development.

•	In June 2014, the Company entered into a research and option agreement with Mayo Foundation for Medical Education and Research (“Mayo”). Under that agreement, the Company gained access to funding of $1.0 million from Mayo and to the expertise and know-how of Mayo investigators and acquired an option to obtain a license to certain patent rights on technology developed by Mayo.

•	In June 2014, the Company held its pre-investigational new drug (pre-”IND”) meeting with the United States Food and Drug Administration (the “FDA”) related to SER-109.

•	In July 2014, the Company announced that it had received favorable preliminary data from its Phase 1/2 clinical study for SER-109 demonstrating the prevention of Clostridium difficile infection (“CDI”) recurrence in 29 of the 30 patients enrolled. These preliminary results suggested that SER-109 may have unprecedented efficacy for a drug combating recurrent CDI and has an excellent safety profile.

•	Significantly, in late-July 2014, the FDA initially agreed in writing that the Company could bypass a Phase 2b clinical trial of SER-109 and proceed directly to a Phase 3 clinical trial of SER-109 for recurrent CDI. The FDA agreed that dose ranging studies were not necessary and that no animal toxicology or carcinogenicity studies were required.

Based on the positive feedback received from the FDA in late July about proceeding directly to a Phase 3 clinical trial of SER-109 for recurrent CDI, together with the favorable market for IPOs by biopharmaceutical companies, the Company’s board of directors considered that an IPO had become a possible but uncertain liquidity event for the first time and determined that a significant shift was occurring with respect to the valuation that the Company could achieve in an IPO in the near term. In late-September 2014, the Company selected its investment bankers.

The contemporaneous October 1, 2014 valuation analysis was performed using the hybrid method, which considered a remaining private scenario and an IPO scenario for the first time. For those two future-event scenarios, the Company’s management determined that the probability for the remaining private scenario was 60% and for the IPO scenario was 40%, based on the Company’s assessment of its development pipeline and market conditions.

In determining the enterprise value for the remaining private scenario, the Company

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applied the OPM backsolve approach to calculate its implied equity value based on the pricing of its anticipated Series C preferred stock financing that was then expected to occur in late-November 2014 and also considering the expected time to liquidity. In that OPM backsolve approach, the Company (1) estimated the time to liquidity as 2.25 years, based on the then-current plans and estimates of its board of directors and management regarding a liquidity event; (2) assumed volatility of 89.6%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 0.65%, based on the average of the two-year and 2.5-year U.S. Treasury yield curves.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed enterprise values at the IPO date of publicly traded biopharmaceutical companies that recently completed IPOs. For the IPO scenario, the Company estimated time to completion for the IPO as 0.41 years and applied a risk-adjusted discount rate of 21.6%, which was determined based on a weighted average cost of capital model.

For the two future-event scenarios, the Company then applied a discount for lack of marketability of 39.6% under the remaining private scenario and of 9.2% under the IPO scenario. The contemporaneous October 1, 2014 valuation analysis resulted in a valuation of the Company’s common stock of $3.14 per share. Based on that result as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $3.14 per share as of October 7, 2014, when it granted stock options for the purchase of 206,500 shares of common stock.

Retrospective August 7, 2014 Valuation. In the course of preparing for this offering, in November 2014, the Company determined to perform a retrospective fair value assessment of its common stock for financial reporting purposes. The Company obtained a third-party valuation of its common stock performed on a retrospective basis as of August 7, 2014 as one of the factors considered by the Company to assist in its determination of the fair value of its common stock. That valuation analysis was performed using the hybrid method, which considered a remaining private scenario and an IPO scenario. For those two future-event scenarios, the Company’s management determined that the probability for the remaining private scenario was 60% and for the IPO scenario was 40%, based on the Company’s assessment of its development pipeline and market conditions. In addition, the Company reconsidered the changes in its business that had occurred in June and July 2014, including the impact of favorable feedback it received in writing from the FDA in late-July 2014 about proceeding directly to a Phase 3 clinical trial of SER-109 for recurrent CDI, as well as the increasingly favorable market for IPOs by biopharmaceutical companies.

In determining the enterprise value for the remaining private scenario, the Company applied the OPM backsolve approach to calculate its implied equity value based on the pricing of its anticipated Series C preferred stock financing that was then expected to occur in late-November 2014 and also considering the expected time to liquidity. In that OPM backsolve approach, the Company (1) estimated the time to liquidity as 2.25 years, based on the then-current plans and estimates of management regarding a liquidity event; (2) assumed volatility of

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85.9%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 0.55%, based on the average of the two-year and 2.5-year U.S. Treasury yield curves.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed enterprise values at the IPO date of publicly traded biopharmaceutical companies that recently completed IPOs. For the IPO scenario, the Company estimated time to completion for the IPO as 0.56 years and applied a risk-adjusted discount rate of 20.5%, which was determined based on a weighted average cost of capital model.

For the two future-event scenarios, the Company then applied a discount for lack of marketability of 19.8% under the remaining private scenario and of 10.7% under the IPO scenario. The retrospective August 7, 2014 valuation analysis resulted in a valuation of the Company’s common stock of $4.32 per share. Based on that result, as well as consideration of other qualitative factors, the Company concluded that the fair value of its common stock underlying stock options it granted on August 7, 2014 and August 21, 2014, with an exercise price of $0.71 per share, was $4.32 per share for accounting purposes. The Company used that reassessed fair value of common stock to determine the stock-based compensation expense related to the August 7, 2014 and August 21, 2014 stock option grants.

Retrospective October 1, 2014 Valuation. In the course of preparing for this offering, in November 2014, the Company performed a retrospective fair value assessment of its common stock for financial reporting purposes. The Company obtained a third-party valuation of its common stock performed on a retrospective basis as of October 1, 2014 as one of the factors considered by the Company to assist in its determination of the fair value of its common stock. Relative to the contemporaneous October 1, 2014 valuation, the retrospective valuation took into account an increased probability of executing a successful IPO in 2015 and an increased indicated potential valuation of the Company in its anticipated Series C convertible preferred stock offering. At the time of the retrospective valuation, the Company had received favorable feedback from potential investors in the Company’s anticipated Series C convertible preferred stock offering that was expected to occur in late-November 2014 and had held its IPO organizational meeting in mid-October 2014.

The retrospective valuation analysis was performed using the hybrid method, which considered a remaining private scenario and an IPO scenario. For those two future-event scenarios, the Company’s management determined that the probability for the remaining private scenario was 50% and for the IPO scenario was 50%, based on the Company’s assessment of its development pipeline and market conditions and its progress in undertaking an IPO.

In determining the enterprise value for the remaining private scenario, the Company applied the OPM backsolve approach to calculate its implied equity value based on the pricing of its anticipated Series C preferred stock financing that was then expected to occur in late-November 2014 and also considering the expected time to liquidity. In that OPM backsolve approach, the Company (1) estimated the time to liquidity as 2.0 years, based on the then-current

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plans and estimates of management regarding a liquidity event; (2) assumed volatility of 78.5%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 0.65%, based on the two-year U.S. Treasury yield curve.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed enterprise values at the IPO date of publicly traded biopharmaceutical companies that recently completed IPOs. For the IPO scenario, the Company estimated time to completion for the IPO as 0.41 years and applied a risk-adjusted discount rate of 20.2%, which was determined based on a weighted average cost of capital model.

For the two future-event scenarios, the Company then applied a discount for lack of marketability of 16.8% under the remaining private scenario and of 8.4% under the IPO scenario. The retrospective October 1, 2014 valuation analysis resulted in a valuation of the Company’s common stock of $6.70 per share. Based on that result, as well as consideration of other qualitative factors, the Company concluded that the fair value of its common stock underlying stock options it granted on October 7, 2014, with an exercise price of $3.14 per share, was $6.70 per share for accounting purposes. The Company used that reassessed fair value of common stock to determine the stock-based compensation expense related to the October 7, 2014 stock option grants.

December 9, 2014 Option Grants. The Company determined that the fair value of its common stock was $7.79 per share as of December 9, 2014 based on input from management, the objective and subjective criteria discussed above and the results of its most recent contemporaneous third-party valuation performed as of November 17, 2014, which was received by the Company in late-November 2014. Among the qualitative factors considered by the board of directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business:

•	In mid-October 2014, the Company held its IPO organizational meeting.

•	The anticipated closing of the Company’s Series C preferred stock financing, pursuant to which the Company ultimately issued 3,946,328 shares of its Series C preferred stock at a price of $12.1632 per share and received gross proceeds of $48.0 million on November 24, 2014.

•	The anticipated submission of the Company’s confidential draft registration statement for its IPO.

The November 17, 2014 valuation analysis was performed using the hybrid method, which considered a remaining private scenario and an IPO scenario. For those two future-event scenarios, the Company’s management determined that the probability for the IPO scenario was 55% and for the remaining private scenario was 45%, based on the Company’s assessment of its development pipeline and market conditions.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed enterprise values at the IPO date of publicly traded biopharmaceutical companies that recently completed IPOs. For the IPO scenario, the Company estimated time to completion for the IPO as 0.28 years and applied a risk-adjusted discount rate of 20.4%, which was determined based on a weighted average cost of capital model.

In determining the enterprise value for the remaining private scenario, the Company

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applied the OPM backsolve approach to calculate its implied equity value based on the pricing of its anticipated Series C preferred stock financing that closed in late-November 2014 and also considering the expected time to liquidity. In that OPM backsolve approach, the Company (1) estimated the time to liquidity as 2.04 years, based on the then-current plans and estimates of its board of directors and management regarding a liquidity event; (2) assumed volatility of 73.0%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 0.54%, based on the two-year U.S. Treasury yield curve.

For the two future-event scenarios, the Company then applied a discount for lack of marketability of 8.0% under the IPO scenario and of 15.8% under the remaining private scenario. The November 17, 2014 valuation analysis resulted in a valuation of the Company’s common stock of $7.79 per share. Based on that result, as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $7.79 per share as of December 9, 2014, when it granted stock options for the purchase of 320,192 shares of common stock.

March 25, 2015 Options Grants. The Company’s board of directors determined that the fair value of its common stock was $15.77 per share as of March 25, 2015 based on input from management, the objective and subjective criteria discussed above and the results of its most recent third-party valuation performed as of February 18, 2015, which was received by the Company in late-February 2015. Among the qualitative factors considered by the board of directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business:

•	On December 10, 2014, the Company filed its IND with the FDA for SER-109 for the prevention of recurrent CDI that the Company is relying on for its Phase 2 clinical study of SER-109.

•	On December 19, 2014, the Company issued 2,222,222 shares of Series D preferred stock and 1,388,889 shares of Series D-1 preferred stock at a price of $18.00 per share and received aggregate gross proceeds of $65.0 million.

•	In January 2015, the Company hired its Chief Medical Officer, who has extensive clinical research and medical experience focused in infectious diseases.

•	On February 6, 2015, the Company received written notification from the FDA requiring the Company to perform a Phase 2/3 clinical trial of SER-109 instead of proceeding directly to a Phase 3 clinical trial of SER-109 for recurrent CDI.

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•	The Company’s continued progress towards its IPO.

The February 18, 2015 valuation analysis was performed using the hybrid method, which considered a low-value IPO scenario, a mid-value IPO scenario, a high-value IPO scenario and a sale scenario. For those four future-event scenarios, the Company’s management and board of directors determined that the probability for the low-value IPO scenario was 17.5%, for the mid-value IPO scenario was 50%, for the high-value IPO scenario was 17.5% and for the sale scenario was 15%, based on the Company’s assessment of its development pipeline and market conditions and its progress in undertaking an IPO.

In determining the enterprise value for the three IPO scenarios, the Company considered indications of pre-money equity values from its discussions with investment bankers. For the three IPO scenarios, the Company estimated time to completion for the IPO as 0.28 years and applied a discount rate of 20.0%, which was determined based on three studies that indicated rates of return required by venture investors for bridge financing or IPO-stage companies. The enterprise values under the three IPO scenarios in the February 18, 2015 valuation were higher than the enterprise value indicated in the November 17, 2014 valuation analysis because the Company considered for the first time indications of pre-money equity values from its discussions with investment bankers, which were higher than the pre-money valuations of publicly traded biopharmaceutical companies that had recently completed IPOs used in the November 17, 2014 valuation.

In determining the enterprise value for the sale scenario, the Company applied the OPM backsolve approach to calculate its implied equity value based on the pricing of its Series D and Series D-1 preferred stock financings that closed in December 2014 and also considering the expected time to liquidity. In that OPM backsolve approach, the Company (1) estimated the time to liquidity as 1.87 years, based on the then-current plans and estimates of its board of directors and management regarding a liquidity event; (2) assumed volatility of 85.6%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 0.57%, based on a two-year U.S. Treasury yield curve.

For the four future-event scenarios, the Company then applied a discount for lack of marketability of 5% under the low-value, mid-value and high-value IPO scenarios and of 20.0% under the sale scenario. The February 18, 2015 valuation analysis resulted in a valuation of the Company’s common stock of $15.77 per share. Based on that result as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $15.77 per share as of March 25, 2015, when it granted stock options for the purchase of 606,624 shares of common stock.

March 30, 2015 and April 2, 2015 Option Grants. From March 25, 2015 to April 2, 2015, the Company continued to operate its business in the ordinary course. There were no significant developments in the Company’s operations or in its development activities. As a result, the Company’s board of directors determined that the fair value of the Company’s common stock remained at $15.77 per share from March 25, 2015 to March 30, 2015, when it

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granted stock options for the purchase of 5,000 shares of common stock, and to April 2, 2015, when it granted stock options for the purchase of 25,000 shares of common stock.

COMPARISON OF FEBRUARY 18, 2015 VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between it and the Underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the biopharmaceutical industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for a microbiome therapeutics company like the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the proposed IPO.

The Company believes that the difference between the fair value of its common stock as of April 2, 2015 of $15.77 per share and the Preliminary Assumed IPO Price of approximately $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to April 2, 2015:

•	The anticipated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which considered other potential outcomes under the OPM portion of the hybrid method, which would have resulted in a lower value of its common stock than an initial public offering.

•	The anticipated price range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the Company’s determination of the fair value of its common stock on February 18, 2015 and April 2, 2015.

•	The Company’s preferred stock currently has substantial economic rights and preferences over its common stock. Upon the listing of the Company’s securities on a national securities exchange, all outstanding shares of the Company’s preferred stock will convert into common stock, thus

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eliminating the superior rights and preferences of its preferred stock as compared to its common stock.

•	On April 9, 2015, the Company received clearance from the FDA to proceed with Phase 2 clinical trial for SER-109.

•	In April and May 2015, the Company hired additional employees across the R&D organization, including its Vice President of Medical Affairs and its Senior Director of CMC Manufacturing.

•	On May 27, 2015, the Company dosed the first patient under its Phase 2 clinical trial for SER-109.

•	In May 2015, the Company initiated its pre-clinical work to begin a Phase 1 trial for SER-287 for the treatment of inflammatory bowel disease, including ulcerative colitis.

In conclusion, the Company respectfully submits that the difference between the latest valuation and the estimated IPO price (i.e., the midpoint price) is reasonable. As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Roger J. Pomerantz, President and Chief Executive Officer, Seres Therapeutics, Inc., 215 First Street, Cambridge, Massachusetts 02142, telephone (617) 945-9626, before it permits any disclosure of the underlined and highlighted information contained in this Letter.

Please direct any questions or comments regarding this Letter or the Registration Statement to me at (617) 948-6060. Thank you for your assistance.

Sincerely,

/s/ Peter N. Handrinos

Peter N. Handrinos

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Roger J. Pomerantz, Seres Therapeutics, Inc.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY SERES THERAPEUTICS, INC.